UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on December 21, 2015, by Panasonic Corporation (the registrant), announcing the acquisition of Hussmann, a U.S.-based refrigerated, freezer display case manufacturer, making it as a wholly-owned subsidiary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: December 24, 2015

December 21, 2015

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)	Yukie Takakuwa (Japan)
Public Relations Department	Disclosure & Investor Relations Office
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	(Tel:+1-201-348-7000)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces the Acquisition of Hussmann,

a U.S.-Based Refrigerated, Freezer Display Case Manufacturer,

making it as a Wholly-owned Subsidiary

Osaka, December 21, 2015 – Panasonic Corporation (TSE:6752, “Panasonic”) announces that it has executed an agreement with Hussmann Parent Inc. (“Hussmann Parent”, headquarters: Delaware, U.S.) and Clayton, Dubilier & Rice, LLC (“CD&R”), the representative of shareholders of Hussmann Parent, on December 21, 2015 to acquire all the shares of Hussmann Parent such that Hussmann Parent will become a wholly-owned subsidiary of Panasonic (the “Transaction”).

Hussmann Parent is a parent company of Hussmann Corporation (“Hussmann”, headquarters: Missouri, U.S.), a major industrial refrigerated, freezer display case manufacturer with a leading share in the U.S. market.

The closing of the Transaction is subject to antitrust clearance in the U.S. and other required countries, as well as other customary closing conditions.

1. Reasons for the Acquisition of the Shares

As part of its growth strategy, Panasonic is looking to generate sales of 2.5 trillion yen in B2B solutions in 2018, of which 300 billion yen is expected to come from the food distribution business. Panasonic has been promoting its energy-efficient and environmentally-conscious refrigerated and freezer display cases for supermarkets and convenience stores – one of its main products in the food distribution business – mainly in Japan, China and other parts of Asia, and has established its position in those markets. Meanwhile, new approaches have been sought to meet the demands of customers in the U.S.

Hussmann is a market leader in all of their current major markets. In Hussmann’s 109 year history, the company has built strong relationships with its customers, and established a globally recognized industry leading brand. Hussmann’s strength also lies in its top-level network of installation, maintenance and service sites in the U.S, Mexico and New Zealand markets.

This strategic acquisition will enable the combination of Hussmann’s strengths in customer relationship, maintenance and services with Panasonic’s wide-ranging technology and product lineup. Panasonic will use this synergy to drive growth and further innovation on a global basis. Combined the company will be able to leverage core refrigeration product technology and case platforms including Panasonic’s CO2 systems and foodservice products. Other synergy opportunities include LED’s, remote monitoring and other technology platforms that will enhance retail customer’s merchandising and consumer connectivity.

2. Transaction Details

The Transaction will be conducted through a merger* between CC USA Corporation (“SPC”), which was established in Delaware, U.S., as a special purpose subsidiary for the Transaction by Panasonic Corporation of North America (“PNA”), a subsidiary of Panasonic in U.S., and Hussmann Parent, pursuant to the Delaware General Corporation Law.

* This merger will be conducted with the way of a reverse triangular merger as Hussmann Parent as a surviving company and SPC as a dissolving company.

Upon the merger, shares of Hussmann Parent owned by Hussmann Parent’s shareholders will be converted into the right to receive cash consideration. Shares of SPC, owned by PNA, will be converted into common shares of Hussmann Parent, the surviving company. As a result, PNA will own all shares of Hussmann Parent upon the merger and Hussmann Parent will become a wholly-owned subsidiary of Panasonic and PNA.

<Representation of the Transaction scheme>

3. Company Overview of the Target Subsidiary (Hussmann Parent: surviving company)

(1)	Corporate name	Hussmann Parent Inc.

(2)	Location	1679 S. Dupont Hwy., Suite 100, in the City of Dover, County of Kent, Delaware, USA

(3)	Name and title of representative	Dennis Gipson, Chief Executive Officer

(4)	Business description

Holding 100% of the shares of Hussmann Corporation and Hussmann Group outside the U.S.

Hussmann Corporation’s business: Manufacturing, developing, selling and servicing refrigerated, freezer display cases and systems.

(5)	Stated capital	354.4 thousand U.S. Dollars (as of November 30, 2015)

(6)	Date established	August 3, 2011

(7)	Major shareholders and voting rights holding ratio	CD&R Hussmann Holdings, L.P. Ingersoll-Rand Holdings BV (as of November 30, 2015)	61.9% 36.7%

(8)	Relationship between Panasonic and Hussmann Parent Inc.	No capital, personnel, or business relationship

(9)	Business results and financial position for the recent three fiscal years

Accounting period	Fiscal year ended December 2012	Fiscal year ended December 2013	Fiscal year ended December 2014
Consolidated net assets	89.2 million USD	145.3 million USD	48.1million USD

Consolidated total assets	706.0 million USD	678.5 million USD	685.3 million USD

Consolidated net sales	947.9 million USD	1,025.0 million USD	1,084.4 million USD

Consolidated operating income	36.9 million USD	50.3 million USD	75.7 million USD

Consolidated net income	17.4million USD	20.0 million USD	43.9 million USD

4. Company Overview of the Target Subsidiary (SPC: dissolving company)

(1)	Corporate name	CC USA Corporation

(2)	Location	New Castle County, Delaware, USA

(3)	Representative	Tetsuro Homma

(4)	Business description	Established for purpose of effecting the merger

(5)	Stated capital	1 U.S. dollar

(6)	Date established	December 16, 2015

(7)	Shareholder and ownership ratio	Panasonic Corporation of North America 100.0%

5.	Overview of the Entity from Which the Shares are being Acquired

(1)	Corporate name	CD&R Hussmann Holdings, L.P.

(2)	Location	Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(3)	Form of legal establishment	Limited Partnership based on Cayman Islands Tax-Free Limited Partnership Law

(4)	Business description	Entity established by Clayton, Dubilier & Rice, LLC to invest in Hussmann

(5)	Date established	August 4, 2011

(6)	Fund members	Private equity by funds managed by Clayton, Dubilier & Rice, LLC

(7)	Overview of operating partners	Name	Clayton, Dubilier & Rice, LLC

		Location	375 Park Avenue, New York, USA

		Name and title of representative	Nathan Sleeper, Partner

		Business description	Investment Manager

		Stated capital	Not disclosed due to the confidentiality agreement

(8)	Overview of domestic agent	Not applicable.

(9)	Relationship between Panasonic	Relationship between Panasonic and this fund	No capital, personnel or business relationship to disclose.

		Relationship between Panasonic and operating partners	No capital, personnel or business relationship to disclose.

		Relationship between Panasonic and domestic Agent	No capital, personnel or business relationship to disclose.

Note: In addition to the above (CD&R Hussmann Holdings, L.P.), PNA will acquire the remaining shares from Ingersoll-Rand Holding BV and individual shareholders. There is no capital, personnel or business relationship between Panasonic and Ingersoll-Rand Holding BV or the individual persons to be specified.

6. Shares of Hussmann Parent Owned by PNA Before and After the Transaction

(1)	Number of shares held before the Transaction	0 shares (Number of voting rights: 0) (Ratio of voting rights held: 0.0%)

(2)	Acquisition price	Acquisition price: 1,545 million U.S. Dollars * Advisory fee, etc. (Estimated): 1.17 billion yen Total (Estimated): 186.6 billion yen 1 U.S. Dollar =120 yen

(3)	Number of shares held after the Transaction	100 shares (Number of voting rights: 100) (Ratio of voting rights held: 100.0%)

*	Total value of the Transaction is subject to customary price adjustment as of the closing date.

7. Schedule

(1)	Resolution by the Board of Directors	November 27, 2015

(2)	Contract date	December 21, 2015

(3)	Closing of Transaction	April 1, 2016 (planned)

At the Board of Directors held on November 27, 2015, Panasonic delegated the authority to relevant representative director and managing director to negotiate and execute a final agreement pertaining to the Transaction (including the specific terms and conditions of the acquisition price proposed by Panasonic), and have proceeded in the negotiations with Hussmann Parent and CD&R. The merger agreement was executed on December 21, 2015 pursuant to such relevant representative director and the managing director.

Note: The closing of the Transaction is subject to approval from the competition authorities in the relevant countries, including the U.S.

8. Outlook for the Future

It is expected that there shall be no material effect due to the Transaction on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2016.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic’s systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

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